Rule 12g3-2(b) File No. 82/5168

orange

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

04012269

19 January 2004

Orange S.A
Rule 12g3-2(b) File No. 82/5168

SUPPL

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Very truly yours,

Anna Richardson
Secretariat Executive

Enclosure:     - Press statement dated 13 January 2004 "Orange launches Talk Now Service".

rme au capital de 4.814.566.240 € - RCS Paris 388 356 792



# ORANGE LAUNCHES TALK NOW™ SERVICE

- **first operator globally to launch international service of its kind**
- **group instant voice and messaging communication**
- **an easy way to see who is available in real-time**
- **customer trials include IBM and RAC**
- **availability: UK and FR Q2 2004 – a total of 10 countries by year end**
- **one million users expected 12 months after rollout**

**London/Paris. 13<sup>th</sup> January 2004.** Orange today launched a unique international service, offering instant voice communication and easy-to-access group calling and messaging with the added benefit of a real-time availability icon, so you can see who is available and who's not. The service is initially being trialled by business customers.

Talk Now™ – similar to the US Push-To-Talk service but with a more advanced feature-set and richer functionality - will give Orange customers a new way of communicating alongside their existing voice and messaging services. Talk Now™ will be launched in 10 countries this year, starting with the UK and France in Q2 2004.

Building on the Orange Experience, which promises to be simple, compelling and personal, Talk Now™ creates an immediate connection between two or more mobile phones so minimal time is spent searching for or dialling individual telephone numbers. You can see who is available to speak or receive single or group messages instantly. Talk Now™ will also allow Orange customers to:

- create buddy lists that can be used to facilitate instant conference calling
- know when contacts are available to talk and when they are busy
- speak to or message a contact who has selected themselves as available
- record a conference call and send it to others if they are not available
- send a voice message to other Talk Now™ users at the touch of a button

Talk Now™ will be available internationally allowing customers easy, instant access to colleagues, friends and family in a different country who use the service. Orange expects to attract one million users to the new service in the 12 months following rollout.

Speaking at the launch in London this morning, **Sol Trujillo, CEO, Orange Group**, said: "As we are the first to launch in the world we are offering something no other company can offer. Talk Now provides the business community with an immediate and reliable way to better manage teams of people within an organisation. It addresses a real need amongst businesses to disseminate or communicate time critical information quickly and efficiently. The service also provides consumers with an ideal way to keep in touch with friends and family by making it easy to instantly communicate with each other as a group at the touch of a button."

The launch follows Orange research into customer needs, and successful customer trials by companies including IBM and the RAC. The RAC is already actively exploring the value of instant messaging and is looking to see if this can be extended into the wireless arena. The RAC is investigating the Orange Talk Now™ service as a possible wireless Instant Messaging solution.

The service is scalable and will benefit from added functionality throughout the year. Talk Now™ will initially be available on the Orange Treo 600 – an Orange Signature phone - with further handsets announced later in Q2, including rugged devices for field-workers and consumer-style handsets.

With the added functionality that it offers, Talk Now™ will be offered as a premium service. Full pricing details will be available nearer commercial availability, with pricing bundles geared toward specific customer markets.

Trujillo added: "Talk Now offers a level of functionality and a feature-set that is relevant to every single one of our 47 million customers – instant access to each and every one of their family, friends and colleagues."
ends

**For More information, please call the Orange Media Centre on +44 207 984 2000 or +44 7973 201 911.**

## Notes to Editors

Orange and wirefree are trademarks of Orange PCS. The Orange group is one of the world's largest mobile communications companies, with operations in 19 countries across Europe and beyond. It provides a broad range of personal communications services, including Orange GSM1800 services and other digital cellular telephone services. The Orange brand operates in the UK, France, Switzerland, Romania, Denmark, Slovakia, Luxembourg, Thailand, the Ivory Coast, the Dominican Republic, Cameroon, the Netherlands, Botswana and Madagascar. The Orange group also has controlled operations in Belgium (Mobistar). The Orange group has a joint controlling interest in Egypt (MobiNil) and minority interests in Portugal (Optimus), Austria (Connect Austria), and Mumbai/India (BPL Mobile). As at 30 September 2003, Orange was the largest mobile operator in both the UK with over 13.4 million active customers, and France with over 19.6 million registered customers. As at 30 September 2003, Orange controlled companies had 46.9 million customers worldwide. Further information about Orange can be found on the Orange website at www.orange.com.